September 16, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 Jeffrey P. Riedler

Matthew Jones

Re:               Acceleron Pharma Inc.

Registration Statement on Form S-1

File No. 333-190417

Dear Messrs. Riedler and Jones:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Acceleron Pharma Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on September 18, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,568 copies of the Preliminary Prospectus dated September 6, 2013 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the undersigned, as the Representatives of the underwriters, have confirmed that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Citigroup Global Markets Inc.
Leerink Swann LLC
As Representatives of the several Underwriters

By: Citigroup Global Markets Inc.

By:	/s/ Kristian F. Humer
Name: Kristian F. Humer
Title: Vice President

By: Leerink Swann LLC

By:	/s/ Jon Civitarese
Name: Jon Civitarese
Title: Director